EXHIBIT 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or fc@chrb.com

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES ACQUIRES 45% INTEREST IN

PRC MINING ENTERPRISE

HONG KONG, January 11, 2008 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today announced that it had entered into an agreement to acquire a 45% interest in (a) Longchuan Metals and Stones Mining Co., Ltd., a company formed in the People’s Republic of China (“PRC”) and (b) mineral exploration rights covering approximately 52.67 square kilometers located in Guangdong Province, PRC.  The purchase price for the Company’s 45% interest in Longchuan and the mineral rights is RMB38,896,300 (US$5,328,260).  Other details of the transaction are contained in the Company’s current report filed with the Securities and Exchange Commission on January 11, 2008.

Commencement of mining operations is subject to various conditions including transfer to the Company of its interest in Longchuan and the grant of mining rights to Longchuan.  Following completion of regulatory requirements and Longchuan securing the necessary mining rights, Longchuan intends to engage in the exploration and mining of non-ferrous metals (including silver, lead, zinc and copper) in the area covered by the mining rights.  It is anticipated that mining operations will commence in the fourth quarter of 2008, and that the results of mining operations will contribute to revenues during 2009.

Mr. Li Feilie, President of China Natural Resources, commented: “Beijing SinoTech Institute of Mineral Exploration Co., Ltd., our partner in this venture, is a subsidiary of China Non-ferrous Metals Resources Geological Survey, which is a PRC government authority.  The acquisition forms the basis to strengthen our cooperation with the leading government exploration authority which supports the future growth of the Company in the mining industry.“

For convenience of the reader, RMB have been converted into US$ based upon the exchange rate of US$1.00 = RMB7.30, as quoted by the People’s Bank of China on December 31, 2007.  There is no assurance that RMB can actually be converted into US$ at this or any other rate.

This press release includes forward-looking statements within the meaning of federal securities laws.  These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.